McDonald's Corporation 2915 Jorie Boulevard Oak Brook, IL 60523-1900

July 13, 2011

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE: McDonald’s Corporation
        Form 10-K for the year ended December 31, 2010
        Filed February 25, 2011
        Definitive Proxy Statement on Form DEF 14A
        Filed April 8, 2011
        File No. 001-05231

Dear Ms. Cvrkel:

In reply to your letter dated June 29, 2011, we have the following responses to your comments.

Annual Report on Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

1.	Comment

We note the presentation of multiple ratios in MD&A (return on average assets, return on average common equity, etc.) In future filings, please revise your Annual Report on Form 10-K to include the calculation of all ratios in Exhibit 12. Refer to the guidance outlined in Item 601(b)(12) of Regulation S-K.

Response

We will revise future Form 10-K filings to include the calculation of all ratios in Exhibit 12, in accordance with the guidance outlined in Item 601(b)(12) of Regulation S-K.

Financial Statements, page 27
Notes to Consolidated Financial Statements, page 32
Summary of Significant Accounting Policies, page 32
Income Taxes, page 39

2.	Comment

We note from page 40 that the IRS has proposed adjustments relating to foreign tax credits of $400 million and the company intends to pursue all available remedies. Please tell us and revise future filings to disclose whether any amounts related to this matter have been recognized within your financial statements during fiscal 2010 or if adjustments were made during the current year to amounts previously recognized from prior periods. Your response should explain why you believe the amount recognized is appropriate and adequate. If no amounts have been recognized within your financial statements, please explain why. We may have further comment upon receipt of your response.

Response

The Company’s 2010 financial statements include liabilities for unrecognized tax benefits related to this matter. These liabilities were calculated in accordance with ASC 740, Income Taxes, and were primarily recorded in 2007 and 2008, the periods in which the uncertain tax benefits arose. We believe that the liabilities recorded with respect to this matter are appropriate and adequate. As stated on page 36 of our Form 10-K under the Income Tax Uncertainties section, the Company records tax liabilities when, in management’s judgment, a tax position does not meet the more likely than not threshold for recognition. For tax positions that meet the more likely than not threshold, a tax liability may be recorded depending on management’s assessment of how the tax position will ultimately be settled.

The Company has concluded that the related tax positions meet the more likely than not threshold because we believe that the positions are supported by applicable income tax laws, Treasury regulations and relevant case law. In measuring the amount of tax benefit to record, the Company considered the amount that it would ultimately accept in a settlement with the IRS, recognizing that taxpayers and the IRS often negotiate a settlement to avoid the costs and hazards of litigation. The Company has consistently applied this approach to our evaluation of these tax positions. We will disclose in future filings that we believe our liabilities related to this matter are appropriate and adequate and have been determined in accordance with ASC 740.

In 2010, an insignificant adjustment was made to amounts previously recognized (less than $2 million). We will disclose in future filings any adjustments recorded to amounts recognized in prior periods related to this matter, if significant.

Exhibits 31.1 and 31.2

3.	Comment

We note the identification of the certifying individual at the beginning of each certification required by Exchange Act Rule 13a-14(a) also includes the title of each certifying individual. Please confirm that in future filings you will revise the certifications to remove the individuals’ titles.

Response

We will revise the certifications in future filings to remove the individuals’ titles at the beginning of each certification required by Exchange Act Rule 13a-14(a).

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 23
The Process For Setting Compensation; The Role of Compensation Consultants, page 28

4.   Comment

We note your disclosure in the second paragraph of this section that your compensation consultant Frederic W. Cook & Co., Inc. provided certain services to the company and management. In your future filings, please disclose the fees paid to the compensation consultant or advise. Additionally, disclose whether the decision to engage the compensation consultant for these other services was made, or recommended, by management, and whether the compensation committee or the board approved such other services. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Response

The second paragraph of the referenced section inadvertently implies that Frederick W. Cook & Co., Inc. provided services to the Company and management in 2010.  In fact, in 2010, the Cook firm’s services were rendered exclusively to the Compensation Committee under its engagement by the Committee and to the Board of Directors with respect to the two matters identified in our definitive proxy statement, namely compiling and summarizing the results of Board and Director evaluations and advice on Director fees.  The services performed for the Board were at its request, and fees payable to the Cook firm for those services were less than $120,000.  No services were provided to management in 2010. We will clarify our disclosure in future filings.

5.   Comment

We note your disclosure that “management also considers survey data and similar information about compensation programs that it obtains from various sources, including Hewitt Associates LLC . . . and Towers Watson & Co.” Please advise us whether benchmarking to a group of comparable companies is material to your compensation policies and decisions. If so, please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you.

Response

We confirm that the survey data and similar information referred to in the quoted language in your comment is not material to the Company’s compensation policies and decisions, but is used solely to provide additional context for the Compensation Committee’s deliberations and to obtain a general understanding of compensation practices.  We will clarify our disclosure in future filings.  The Company does benchmark against a peer group of companies in a manner that is material to our compensation policies and decisions, as and to the extent discussed in our Compensation Discussion and Analysis, including under the heading “Companies in Our Peer Group in 2010.”

The Committee’s Consideration of Tally Sheets and Retirement Savings, page 28

6.  Comment

We note your disclosure that your Compensation Committee reviews tally sheets for executive compensation. Please confirm that in future filings you will revise your disclosure to explain what information was included in the tally sheets and discuss how it impacted the Compensation Committee’s decision on compensation awards.

Response

We will clarify in future filings what information is included in the tally sheets reviewed by the Compensation Committee, and to the extent material, we will discuss how that information affected the Committee’s decisions on compensation.

Compensation Tables, page 30
Summary Compensation Table, page 30

7.  Comment

With respect to the stock awards and options awards, in future filings please confirm that you will revise to disclose in a footnote all assumptions made in the valuation by reference to a discussion of the assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis section. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response

We confirm that we will include in the footnotes to our Summary Compensation Table in future filings a specific reference to the note to our consolidated financial statements that discusses the assumptions made in the valuation of our equity-based compensation.

In connection with this response, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address your comments.  If you have any questions on this letter or need further assistance, please call Kevin Ozan, Corporate Senior Vice President – Controller, at (630) 623-4224 or me at (630) 623-3506.

Sincerely,

/s/ Peter J. Bensen
Peter J. Bensen
Corporate Executive Vice President
Chief Financial Officer

cc:  U.S. Securities and Exchange Commission
Heather Clark
Jean Yu
Tonya Bryan
      McDonald’s Corporation
Jim Skinner, Vice Chairman and Chief Executive Officer
Kevin Ozan, Corporate Senior Vice President – Controller
Gloria Santona, Corporate Executive Vice President, General Counsel and Secretary